United States securities and exchange commission logo





                               February 2, 2022

       Huihe Zheng
       Chairman of the Board, CEO, and President
       QDM International Inc.
       Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
       Changning District
       Shanghai, China 200051

                                                        Re: QDM International
Inc.
                                                            Form 10-K for the
fiscal year ended March 31, 2021
                                                            Filed on July 12,
2021
                                                            Forms 10-K/A for
the fiscal year ended March 31, 2021
                                                            Filed October 21,
2021
                                                            Filed December 17,
2021
                                                            File No. 000-27251

       Dear Mr. Zheng:

               We have reviewed your December 17, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K/A for the fiscal year ended March 31, 2021, filed December 17, 2021

       Business, page 1

   1. At the onset of Business in Part I., Item.1, and in a related risk factor in Item 1A, please disclose whether your
auditor is subject to the determinations announced by the PCAOB on December 16, 2021
and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
             You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-
       3474 with any questions.
 Huihe Zheng
QDM International Inc.
February 2, 2022
Page 2



FirstName LastNameHuihe Zheng         Sincerely,
Comapany NameQDM International Inc.
                                      Division of Corporation Finance
February 2, 2022 Page 2               Office of Finance
FirstName LastName